EXHIBIT 99.6

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

NOMINATING COMMITTEE CHARTER

The Nominating Committee (the “Nominating Committee”) of the Board of Directors (the “Board”) of CardioVascular BioTherapeutics, Inc. (the “Corporation”) shall have the composition, responsibilities, powers, duties and authority specified in this Charter.

1.    Purpose. The Committee’s purpose is to:

(a) Identify individuals qualified to become directors, consistent with criteria approved by the Board, and to recommend that the Board select the director nominees for the next Annual Meeting of Stockholders;

(b) Oversee the evaluation of the Board and the Corporation’s management; and

(c) Perform such other duties and responsibilities expressly delegated to the Committee by the Board from time to time.

2.    Composition, Appointment and Procedures.

(a) So long as more than 50% of the voting power of the Corporation is held by an individual, a group or another company, the Nominating Committee shall consist of not less than three members of the Board, two of whom need not be “independent directors” as defined in the Corporation’s Governance Policies and as required by the NASDAQ Stock Market and one of whom shall be such an “independent director.” When more than 50% of the voting power of the Corporation is no longer held by an individual, a group or another company, the Nominating Committee shall consist of three independent directors as defined in the Corporation’s Governance Policies and as required by the NASDAQ Stock Market.

(b) The members of the Committee shall be appointed by the Board and shall continue to act until their successors are appointed. In deciding whom to appoint, the Board shall take into consideration each potential member’s experience and background, including familiarity with corporate governance issues. Members shall be subject to removal at any time by the Board.

(c) The Committee shall meet at least twice each year, including at least one time in executive session without management.

(d) The Committee may delegate any of its duties to a subcommittee comprising one or more members of the Committee.

3.    Duties and Responsibilities with Respect to Nominations to the Board.

(a) The Committee shall make recommendations to the Board as to (1) candidates for election to the Board at the Annual Meetings of Stockholders of the Corporation and, if applicable, to fill vacancies on the Board and (2) the qualifications of any such candidate.

(b) Candidates shall be selected for their character, judgment, business experience, time commitment and acumen and such other factors as the Committee deems appropriate. No candidate who has not been interviewed by the Committee shall be recommended to the Board for nomination.

(c) The Committee shall report to the Board with respect to the foregoing. Final approval of a candidate shall be determined by the Board.

(d) The Committee shall assist management in the preparation of the disclosure with respect to the nominating functions of the Committee required to be included in the Corporation’s proxy statement in accordance with the Rules and Regulations of the Securities Exchange Act of 1934, as amended.

4.    Additional Authority and Operation. The Committee shall:

(a) As the Committee may deem appropriate, retain and terminate any legal or other consultants, including search firms to identify director candidates, who shall report directly to the Committee, on such terms and conditions, including fees, as the Committee in its sole discretion shall approve;

(b) Request that any of the Corporation’s officers, employees, outside counsel or other consultants attend a meeting of the Governance Committee or meet with any of the Governance Committee’s members or consultants;

(c) Annually review the Committee’s performance and Charter;

(d) Report to the Board with respect to the foregoing; and

(e) Maintain a copy of this Charter on the Corporation’s web site at www.cvbt.com.

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